UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

New Appointments

Appointment of Thomas Wai-yip Lee as Head of R&D

On March 13, 2019, the Board of Directors (the “Board”) of Aptorum Group Limited (Nasdaq: APM) (“Aptorum” or the “Company”) appointed Dr. Lee as the Head of R&D of the Company, effective April 1, 2019.

The biographical information of Dr. Lee is set forth below.

Dr. Thomas Lee, 46, served as Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to February 2019. Prior to that, Dr. Lee served as an Assistant Professor in the School of Pharmacy, Faculty of Medicine, The Chinese University of Hong Kong from August 2013 to January 2018. Dr. Lee’s key area of research involves drug delivery with specialties including: formulation development of poorly soluble compounds, oral delivery, Nanotechnology, and similar fields.

Prior to academia, Dr. Lee accumulated big-pharma experience from the decade he spent at two global pharmaceutical companies in the U.S.. From November 2008 to July 2013 Dr. Lee worked at Celgene Corporation as a Senior Scientist of the Formulations Research & Development. From June 2003 to November 2008, Dr. Lee worked at Novartis Pharmaceuticals Corporation, as a Principal Scientist.

Dr. Lee graduated with B.Pharm. (Hons) Degree from the The Chinese University of Hong Kong in December 1995, and received his Ph.D. in Pharmaceutical Sciences (Drug Delivery) from the University of Wisconsin-Madison in the U.S in May 2003.

Dr. Lee has entered into an employment agreement, effective April 1, 2019 which amended his original agreement with the Company to reflect his new position as of Head of R&D. Other than his compensation, which shall now be USD241,121 per annum, all other terms of the original agreement remain the same.

Appointment of Angel Siu-yan Ng as COO

On March 13, 2019, our Board appointed Dr. Ng as the COO of the Company, effective on April 1, 2019.

The biographical information of Dr. Ng is set forth below.

Dr. Angel Ng, 38, served as the Chief Operating Officer (“COO”) of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from September 2017 to February 2019. During this time, Dr. Ng led Aptorum Therapeutics Limited and its subsidiaries’ operations and business strategies. Dr. Ng has extensive experience in project management with Innovation and Technology government funds and academic institutions.

Since September 2016, Dr. Ng works as a Research Officer cum Project Manager at The University of Hong Kong (“HKU”) in project management for various research projects including government funded project of novel medical device. During this time, Dr. Ng led the research team towards cadaveric trial for a novel soft robotics medical device and coordinated all research related agreements. During December 2014 to September 2015, Dr. Ng served as Project Manager at Hong Kong Science & Technology Parks Corporation (“HKSTP”), where she worked on technology transfer and commercialization for research and development projects through partnerships between local universities and the worldwide network and expertise of the Oxford University commercial arm. Dr. Ng also worked for The Chinese University of Hong Kong (“CUHK”) as Project Manager from September 2007 to January 2009. She managed a HK$60M government funded R & D project with a team of specialists in CUHK where she kept close liaison with industry and government authorities. Dr. Ng was in the precision chemical machining industry from 2003 to 2007, where she managed the manufacturing team and business operations in PRC.

Dr. Ng serves as a Director of Tecford Trading & Technology Company Limited since December 2017. Dr. Ng graduated with a B.Sc (Hons) from Department of Chemistry at HKU in December 2002, received her M.Sc in Composite Materials from Imperial College London in November 2003 and obtained her Ph.D. in Mechanical Engineering from HKU in December 2015.

Dr. Ng entered into an employment agreement effective April 1, 2019 which amended her original agreement with the Company to reflect her new position as of COO; other than her compensation, which shall now be USD103,338 per annum, all other terms of her original agreement remain the same.

On April 1, 2019, the Company issued a press release announcing the appointments discussed herein. The press release is attached hereto as exhibit 99.1.

Reassignment of Personnel

On March 13, 2019, Dr. Keith Chan resigned from his position as our Chief Scientific Officer. Dr. Chan’s decision to resign is not the result of any dispute or disagreements with the Company on any matter relating to the Company's operations, policies or practices, in fact, Dr. Chan accepted a position on our newly created Scientific Advisory Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2019

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement with Dr. Lee, dated September 25, 2017
10.2	Employment Agreement with Dr. Lee, dated March 13, 2019
10.3	Employment Agreement with Dr. Ng, dated September 8, 2017
10.4	Employment Agreement with Dr. Ng, dated March 13, 2019
99.1	Press Release

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